UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2023

Commission File Number: 001-39487

Silence Therapeutics plc

(Exact Name of Registrant as Specified in Its Charter)

72 Hammersmith Road

London W14 8TH

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 29, 2023, Silence Therapeutics plc published an amendment to its Management’s Discussion and Analysis for the three and six months ended June 30, 2023, previously included in Exhibit 99.1 to the Report on Form 6-K filed on August 16, 2023 (the “Original Report on Form 6-K”). Inadvertently, the cash flow schedule in the Management’s Discussion and Analysis section included the overall decrease in cash and cash equivalents as the net cash (outflow)/inflow from financing activities, thereby overstating the decrease in cash and cash equivalents. Attached hereto as Exhibit 99.1 to this Report on Form 6-K/A updates the cash flow schedule to reflect the correct (decrease)/increase in cash and cash equivalents. Except as described above, no other changes have been made to the Original Report on Form 6-K.

This Report on Form 6-K/A (including Exhibit 99.1) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-248682 and 333-273576) and Form F-3 (File No. 333-260265) of Silence Therapeutics plc and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Report for the Three and Six Months Ended June 30, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silence Therapeutics plc

By:	/s/ Craig Tooman

	Name:	Craig Tooman
	Title:	President and Chief Executive Officer

Date: August 29, 2023